05037613

AM 3-9-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 8 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
QUADRISERV SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH WEINHOFFER (212) 421-3654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET SUITE 1612	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 23 2005 E THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05 S

19

OATH OR AFFIRMATION

I, JOSEPH WEINHOFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUADRISERV SECURITIES INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

E. RICHARD BAUM
Notary Public, State of New York
No. 4953633
Qualified in New York County
Commission Expires July 24, 20 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUADRISERV SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2004

BERSON & CORRADO LLP CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

To the Shareholder
Quadriserv Securities, Inc.

We have audited the accompanying statements of financial condition of Quadriserv Securities, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Quadriserv Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles0 generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BERSON & CORRADO LLP
CERIFIED PUBLIC ACCOUNTANTS

New York, New York
February 21, 2005

QUADRISERV SECURITIES, INC.
TABLE OF CONTENTS

QUADRISERV SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2004
ASSETS		
Cash and cash equivalents	$	147,138
Other assets		1,117
Total assets	**$**	**148,255**
STOCKHOLDER'S EQUITY		
Stockholder's equity		
Common stock, $.001 par value - 1000 shares authorized, 100 shares issued and outstanding	$	-.-
Additional paid-in capital		201,506
Accumulated deficit		(53,251)
Total stockholder's equity	**$**	**148,255**

See accompanying notes.

QUADRISERV SECURITIES, INC.

STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2004
Brokerage commissions	$ 10,745
Operating expenses	
Commissions	4,469
Printing, reproduction and other office expenses	2,760
Rent	24,200
Equipment expense	11,000
Professional fees	18,487
Total expenses	60,916
Operating loss before other income	(50,171)
Other income	
Interest income	732
Net loss	$ (49,439)

See accompanying notes.

QUADRISERV SECURITIES, INC

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE ENDED DECEMBER 31, 2004

	$0.001 Par Value Common Stock			
	Number of Shares	**Par Value**	**Additional Paid-In Capital**	**Accumulated Deficit**
Balance, January 1, 2004	100	$ -.-	$ 145,000	$ (3,812)
Capital contributions			56,506	
Net loss for the year ended December 31, 2004				(49,439)
Balance, December 31, 2004	100	$ -.-	$ 201,506	$ (53,251)

See accompanying notes.

QUADRISERV SECURITIES, INC.

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED DECEMBER 31, 2004
Cash flows from operating activities		
Net loss	$	(49,439)
Reconciliation of net loss to net cash used in operations:		
Changes in operating assets and liabilities (Increase) decrease:		
Other assets		(1,117)
Net cash used in operating activities		(50,556)
Cash flows from financing activities		
Repayment of due from parent company		176,981
Net increase in cash and cash equivalents		126,425
Cash and cash equivalents - beginning of year		20,713
Cash and cash equivalents - end of year	$	147,138

See accompanying notes.

1. Organization and Business Activity

Quadriserv Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company specializes in providing services to the investment management industry and whose primary customers are hedge funds, insurance companies, mutual funds and pension plans. The Company was organized pursuant to the laws of the state of Delaware during 2003 and commenced operations in January 2004 when its application to be a registered broker with the NASD was accepted. The Company is a wholly owned subsidiary of Quadriserv, Inc. The Company is located in the Metropolitan New York City area.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flow activities, the Company considers money fund accounts to be cash equivalents.

Revenue Recognition

Commission income on customer's securities transactions is recorded on a settlement date basis. The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if needed.

Income Taxes

The Company has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws. The Company has available at December 31, 2004, approximately $49,000 of unused operating loss carryforwards that may be applied against future taxable income and that will expire in 2019.

Use of Estimate in Financial Statements

In preparing financial statements in conformity with general accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital ratio was 0.00 to 1.0, and its net capital was $145,195 as compared with required net capital of $100,000.

5. Expense Sharing Agreement

During 2004, the Company entered into an expense sharing agreement with its parent company. The agreement requires that the parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. The agreement requires a base monthly amount of $4,700. During the year ended December 31, 2004, the Company paid its parent Company approximately $56,000 pursuant to the agreement.

6. Concentrations

During the year ended December 31, 2004, approximately 80% of the revenue earned was from one customer.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year unusually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

QUADRISERV SECURITIES, INC

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2004
Total stockholder's equity	$	148,255
Deductions and/or charges		
Non-allowable assets		(1,117)
Net capital before haircuts on securities positions		147,138
Haircuts on securities		(2,943)
Net capital		144,195
Less: Minimum capital requirements		100,000
Excess net capital	$	44,195

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	-.-
Aggregate indebtedness	$	-.-
Ratio of aggregate indebtedness to net capital		0.00:1.0

There were no material differences between the Company's unaudited Net Capital Computation and the Schedule of Computation of the Minimum Capital Requirements.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii) of the rule and does not hold customers' monies or securities.

QUADRISERV SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii) of the rule and does not hold customers' monies or securities.

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Shareholder
Quadriserv Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quadriserv Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (" the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal controls to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2004 and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BERSON & CORRADO LLP
CERIFIED PUBLIC ACCOUNTANTS

New York, New York
February 21, 2005